Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR;

CHANGE IN COMPOSITION OF NOMINATION

COMMITTEE; AND

PROPOSED APPOINTMENT OF INDEPENDENT

NON-EXECUTIVE DIRECTOR

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND CHANGE IN COMPOSITION OF NOMINATION COMMITTEE

The board (the “Board”) of directors (the “Directors”, and each a “Director”) of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that Mr. Liu Chang Le (“Mr. Liu”) has tendered his resignation as the independent non-executive Director and a member of the nomination committee of the Board (the “Nomination Committee”) with effect from 13 July 2023 due to his health reason.

Mr. Liu confirmed that he has no disagreement in any respect with the Board or the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company (the “Shareholders”).

The Board would like to express its sincere appreciation to Mr. Liu for his contribution to the Company’s development during his terms of office.

PROPOSED APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

On 13 July 2023, the Board resolved to propose to appoint Ms. Pansy Catilina Chiu King Ho (“Ms. Ho”) as an independent non-executive Director of the 9th session of the Board based on the recommendation proposed by the Nomination Committee (the “Proposed Appointment”).

In accordance with the articles of association of the Company, the Proposed Appointment is subject to the approval by the Shareholders at a general meeting of the Company. The Proposed Amendment will be submitted to the second extraordinary general meeting of 2023 of the Company to be held on Thursday, 3 August 2023 at 9:00 a.m. (the “EGM”) for consideration. Upon due appointment of Ms. Ho, she will enter into a service contract with the Company and shall hold her office until the expiration of the term of the current session of the Board.

The biographical details of Ms. Ho are as follows:

Ms. Pansy Catilina Chiu King Ho, female, born in August 1962 (aged 60), graduated from the Santa Clara University in California, the United States with a Bachelor’s degree in Marketing and International Business Management. Ms. Ho is a member of the Chinese People’s Political Consultative Conference and the Vice Chairman of All-China Federation of Industry and Commerce. Currently, Ms. Ho serves as the Co-Chairman and Executive Director of MGM China Holdings Limited; the Executive Chairman and Managing Director of Shun Tak Holdings Limited; the Chairman of Occasions Asia Pacific Holdings Company Limited; the Chairman of Macau Tower Convention & Entertainment Center; the Non-Executive Director and Vice Chairman of the board of Phoenix Media Investment (Holdings) Limited; a Director of Artyzen Hospitality Group Limited; and an Executive Director of Air Macau Company Limited and etc. Ms. Ho also served as an Independent Non-Executive Director of Sing Tao News Corporation Limited. Ms. Ho was bestowed the Commander Medal of Solidarity Star by the Government of Italy in 2006; the Legion of Honor Medal by the Government of France in 2018; the Medal of Merit-Tourism by the Government of Macau in 2019; and the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2020. Ms. Ho is the Bearer of Red Flag March 8 and was awarded the Bearer of Red Flag March 8 Medal by Beijing Government. Ms. Ho was bestowed the Legion of Honor Officer Medal by the Government of France in 2022.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risks and contributions of his/her position. The annual basic emolument of Ms. Ho as an independent non-executive Director of the 9th session of the Board is either RMB200,000 (before taxation) or be determined according to relevant national policies. The annual basic emolument of independent non-executive Directors of the 9th session of the Board was approved by the Shareholders on the first extraordinary general meeting of 2021 of the Company on 30 April 2021.

As at the date of this announcement, save as disclosed above, Ms. Ho (i) has not held any directorship in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years or any other major appointments and professional qualifications; (ii) has not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; (iii) has not held any other position with the Group; and (iv) has not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As at the date of this announcement, save as disclosed above, there is no other matter that needs to be brought to the attention of the holders of securities of the Company in connection with the Proposed Appointment, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

GENERAL

The Company has issued a notice of the EGM on 19 June 2023. A supplemental notice of the EGM in relation to the above Proposed Appointment will be issued and despatched to the Shareholders as soon as practicable.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

13 July 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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